SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                     ------

                                  SCHEDULE 13 D
                                 (Rule 13d-101)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13D-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13D-2(a)

                         Wyman Park Bancorporation, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                 Class A Common Stock, par value $0.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   983086 10 9
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                Ernest A. Moretti
                                 14 Bramble Lane
                              Churchville, MD 21028
                                  410-836-2750
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  June 30, 2000
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box .

     Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following papers)

                               Page 1 of 6 Pages)

CUSIP NO. 983086 10 9                  13D                     Page 2 of 6 Pages

---------- ---------------------------------------------------------------------
1          NAMES OF REPORTING PERSONS       ERNEST A. MORETTI
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
---------- ---------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) [ ]
                                                                      (b) [ ]
---------- ---------------------------------------------------------------------
3          SEC USE ONLY

---------- ---------------------------------------------------------------------
4          SOURCE OF FUNDS
              00
---------- ---------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEM 2(d) or 2(e)                                  [ ]
---------- ---------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

            USA
---------- ---------------------------------------------------------------------
        NUMBER OF            7        SOLE VOTING POWER
         SHARES                                                           61,522
      BENEFICIALLY         ---------- ------------------------------------------
        OWNED BY             8        SHARED VOTING POWER
          EACH                                                             2,320
        REPORTING          ---------- ------------------------------------------
       PERSON WITH           9        SOLE DISPOSITIVE POWER
                                                                          45,564
                           ---------- ------------------------------------------
                            10        SHARED DISPOSITIVE POWER
                                                                           2,320
---------- ---------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
           PERSON
                                                                          63,842
---------- ---------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*                                                         [ ]
---------- ---------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                      7.5%
---------- ---------------------------------------------------------------------
14         TYPE OF REPORTING PERSONS*

                                       IN
---------- ---------------------------------------------------------------------

Item 1.  Security & Issuer
--------------------------

     This statement relates to the Class A common stock, par value $0.0l per share (the "Common Stock"), of Wyman Park Bancorporation, Inc. (the "Company"). The Company's principal executive offices are located at 11 West Ridgely Road, Lutherville, Maryland 21093.

Item 2.  Identity & Background
------------------------------

     (a) This statement is filed by Ernest A. Moretti with respect to shares of Common Stock beneficially owned by him.

     (b) Mr. Moretti's residence address is located at 14 Bramble Lane, Churchville, MD 21028.

     (c) Mr. Moretti is the President and Chief Executive Officer of the Company, 11 West Ridgely Road, Lutherville, Maryland 21093 and also serves on the Board of Directors of the Company.

     (d)  During the last five years,  Mr.  Moretti has not been  convicted in a
          criminal   proceeding   (excluding   traffic   violations  or  similar
          misdemeanors).

     (e) During the last five years, Mr. Moretti has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such a proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f)  Ernest A. Moretti is a citizen of the United States.

Item 3.  Source & Amount of Funds & Other Consideration
-------------------------------------------------------

     Mr. Moretti initially acquired 10,200 shares of Common Stock of the Company in the Company's initial public offering on January 5, 1998 using personal funds. The increase since that time in shares beneficially owned by Mr. Moretti does not reflect any further acquisitions by Mr. Moretti, but instead reflects inclusion of shares granted to Mr. Moretti through the Company's Recognition and Retention Plan (RRP), exercisable options awarded by the Company's stock option plan to Mr. Moretti and allocated shares under the Company's Employee Stock Ownership Plan (ESOP), as to which Mr. Moretti may exercise voting rights. On June 30, 2000, the shares allocated to Mr. Moretti's account under the Company's Employee Stock Ownership Plan (ESOP), as to which Mr. Moretti may exercise voting rights, increased his percentage share in the Company from 4.4% to 5.5%. Increases in Mr. Moretti's percentage ownership since that time resulted from open market stock repurchases by the Company, further grants of stock to Mr. Moretti under the RRP and further vesting of exercisable stock options, as set forth in the attached Exhibit A.

Item 4.  Purpose of Transactions
--------------------------------

     The increase in shares did not arise from any transaction other than the previously reported acquisition of Mr. Moretti's shares during the IPO and subsequent grants by the Company. Mr. Moretti may make further purchases of Common Stock in the future and may dispose of any or all shares of Common Stock at any time. Mr. Moretti does not have any current plans that relate to, or could result in, any matters referred to in paragraphs (b) through (j) inclusive of Item 4 of Schedule 13D. Mr. Moretti may, at any time and from time to time, review or reconsider his position and formulate plans or proposals with respect thereto, but has no present intention of doing so.

Item 5.  Interest in Securities of the Issuer
---------------------------------------------

     (a)  Aggregate   number  of  shares   beneficially   owned   (and   related
          percentage):

          (i)  Ernest A. Moretti: 63,842 (7.5%)

         Such amount includes 29,908 shares of Common Stock which Mr. Moretti has the right to acquire pursuant to his ownership of vested stock options of the Company.

     (b)  Sole or shared power to vote or dispose:

          (i)  Ernest A. Moretti

          Sole power to vote or direct vote:                  61,522 shares
          Shared power to vote or direct vote:                 2,320 shares
          Sole power to dispose or direct disposition:        45,565 shares
          Shared power to dispose or direct disposition:       2,320 shares

      Mr. Moretti has the sole power to vote, but not the sole power to dispose, of 15,957 shares of Common Stock that have been allocated to Mr. Moretti's account in the ESOP.

     (c) In the last sixty days, Mr. Moretti has received an award of 2,927 shares from the RRP and has become vested in additional exercisable options of 9,936 shares.

     (d)  Not applicable

     (e)  Not applicable

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
--------------------------------------------------------------------------------

     There are no contracts, arrangements, understandings or relationships (legal or otherwise) between Mr. Moretti and any person with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees or profits, divisions of profits or loss, or the giving or withholding of proxies.

Item 7.  Materials to be Filed as Exhibits
------------------------------------------

         Exhibit A:  Summary of Stock Transactions Since June 30, 2000.

                                   Signatures
                                   ----------

         After reasonable inquiry and to the best of our knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  February 28, 2001


                                            /s/ Ernest A. Moretti
                                            ------------------------------------
                                            Ernest A. Moretti

                         WYMAN PARK BANCORPORATION, INC
                                   EXHIBIT A.
                                ERNEST A. MORETTI
                SUMMARY OF STOCK TRANSACTIONS SINCE JUNE 30, 2000
                                February 28, 2001

                                                                                                         Total Shares
                                                 Received Via    Exercisable   Allocated   Held Via     Beneficially     % of
   DATE                PURCHASED DIRECTLY           RRP'S          Options     Via ESOP      401K           Owned       Class
   ----                ------------------           -----          -------     --------      ----           -----       -----
                     Shared     Sole Voting      Sole Voting     Sole Voting     Sole     Sole Voting
                    Voting &         &                &               &         Voting         &
                  Dispositive   Dispositive      Dispositive     Dispositive     Only     Dispositive


    June 30, 2000     2,320          1             4,950           19,872      15,957        7,879            50,979      5.5%

 January 20, 2001                                  2,927            9,936                                     12,863
                  ---------------------       -----------   --------------  ----------  -----------    --------------

February 28, 2001     2,320          1             7,877           29,808      15,957        7,879            63,842      7.5%
                  ---------------------       -----------   --------------  ----------  -----------    --------------